EXHIBIT 12

Caterpillar Financial Services Corporation
 COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
(Dollars in Millions)

	Three Months Ended March 31,
	2017	2016

Profit of consolidated companies	$117	$101

Add:
Provision for income taxes	50	44

Profit before income taxes	$167	$145

Fixed charges:
Interest expense	$162	$155
Rentals at computed interest*	1	1

Total fixed charges	$163	$156

Profit before income taxes plus fixed charges	$330	$301

Ratio of profit before income taxes plus fixed charges to fixed charges	2.02	1.93

*Those portions of rent expense that are representative of interest cost.